Exhibit 2.3

Execution Copy

STOCK PURCHASE AGREEMENT

between

SANTANA HOLDINGS, LLC,

as Seller,

and

COMPRESSION POLYMERS HOLDING CORPORATION,

as Buyer,

Dated as of April 20, 2006

i

3.5	Funding	20
3.6	Litigation	20
3.7	Inspections	20

SECTION 4.	COVENANTS	21

4.1	Conduct of the Company’s Business	21
4.2	Consummation of Agreement	22
4.3	General Cooperation	22
4.4	Access; Cooperation	22
4.5	Confidentiality	23
4.6	Publicity	23
4.7	Director and Officer Indemnification	23
4.8	Payment of Escrow Asset	23
4.9	Termination of Affiliate Contracts	23
4.10	Profit Sharing Plan	24
4.11	Executive Employment Agreements	24
4.12	Sublease Agreement	24
4.13	Representation Disclaimer	24

SECTION 5.	TERMINATION	25

5.1	Termination	25
5.2	Effect of Termination	25

SECTION 6.	CLOSING CONDITIONS	25

6.1	Mutual Conditions	25
6.2	Conditions of Buyer’s Obligations at Closing	26
6.3	Conditions of Seller’s Obligations at Closing	27

SECTION 7.	SURVIVAL; INDEMNIFICATION	28

7.1	Survival of Representations, Warranties and Covenants	28
7.2	Indemnification	29
7.3	Limitations on Liability	30
7.4	Notice; Payment of Losses; Defense of Claims	32
7.5	Characterization of Indemnity Payments	33
7.6	Remedies Exclusive	33
7.7	Tax Matters	34

SECTION 8.	GENERAL	36

8.1	Amendments, Waivers and Consents	36
8.2	Governing Law	36
8.3	Section Headings and Gender	36
8.4	Counterparts	37
8.5	Fees and Expenses	37

ii

8.6	Notices and Demands	37
8.7	Jurisdiction and Venue	37
8.8	Remedies; Severability	38
8.9	Integration	38
8.10	Assignability; Binding Agreement	38
8.11	Waiver of Jury Trial	38

SECTION 9.	CERTAIN DEFINITIONS	38

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 20, 2006, between Santana Holdings, LLC, a Delaware limited liability company (the “Seller”), and Compression Polymers Holding Corporation, a Delaware corporation (the “Buyer”).

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of Santana Holdings Corp., a Delaware corporation (“Holdings”), which shares (the “Shares”) constitute 100% of the issued and outstanding shares of capital stock of Holdings as of the date hereof;

WHEREAS, Holdings is the sole stockholder of Santana Products, Inc., a Delaware corporation (“Santana”) (Holdings and Santana each a “Company” and together the “Companies”), and owns beneficially and of record all of the issued and outstanding shares of capital stock of Santana; and

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Shares.

NOW, THEREFORE, in order to consummate said purchase and sale and in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

SECTION 1.                            PURCHASE AND SALE OF SHARES; CLOSING

1.1           Purchase Price.  Subject to the terms and conditions of this Agreement, at the Closing, Seller hereby agrees to sell, convey, transfer, assign and deliver to Buyer all of Seller’s right, title and interest in and to the Shares, and Buyer hereby agrees to purchase from Seller, the Shares, for the purchase price specified below.

Subject to adjustments pursuant to Sections 1.2 and 1.4 below, at the Closing, Buyer shall pay, in consideration for the purchase of the Shares, to Seller the sum of Thirty-Four Million Dollars ($34,000,000) (the “Cash Closing Payment”) by wire transfer of immediately available funds to such account as Seller may notify Buyer of in writing not less than two (2) days prior to the Closing.

1.2           Payment Adjustments.

(a)           Pre-Closing Estimates.  Not less than three (3) business days prior to the Closing Date, Seller shall prepare, or cause to be prepared, and deliver to Buyer a certificate signed by an authorized officer of Seller setting forth Seller’s good faith estimate of (i) the Net Working Capital of the Companies (the “Estimated Net Working Capital”), (ii) the amount of Cash and Cash Equivalents of the Company (the “Estimated Cash and Cash Equivalents”) and

(iii) the Indebtedness of the Companies (the “Estimated Indebtedness”), in each case (i) as of the close of business on the Closing Date and (ii) in the case of Net Working Capital of the Companies, without giving effect to the transactions contemplated by this Agreement to be consummated at Closing, except with respect to the calculation of the Companies’ liabilities for current Taxes, which shall be determined after giving effect to such transaction.  Based thereon, the Cash Closing Payment shall be (i) increased or decreased by the difference between $5,152,000 (the “Target Net Working Capital”) and the Estimated Net Working Capital; provided, that if the amount of any such difference is less than $25,000, then, there shall be no adjustment pursuant to this clause (i), (ii) increased by the amount of Estimated Cash and Cash Equivalents, and (iii) decreased by the amount of Estimated Indebtedness.  Seller shall produce such good faith estimates in consultation with Buyer and shall provide Buyer with such supporting documentation for such estimates as Buyer shall reasonably request.  As used herein, “Net Working Capital” shall mean the total current assets (net of reserves) minus total current liabilities of each Company, calculated in accordance with GAAP as applied to the Companies consolidated audited financial statements for the fiscal year ended December 31, 2005 (excluding (i) Cash and Cash Equivalents, (ii) the current portion of long-term debt or any other Indebtedness, (iii) any deferred Tax assets or liabilities or any current Tax assets attributable to net operating loss carryforwards or other Tax carryforwards and (iv) the Escrow Asset (including any liabilities associated therewith); it being understood and agreed that (x) for the purposes of calculating Net Working Capital, the Companies’ bad debt accounts receivable related reserve shall be equal to $500,000 and (y) all Net Working Capital items related to current Taxes except as provided in (iii) above shall be included for the purpose of calculating the Estimated Net Working Capital and the Closing Net Working Capital (as defined below).

(b)           Post Closing Working Capital and Debt Adjustments.

(i)            No later than sixty (60) days after the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to Seller a statement (the “Preliminary Closing Statement”) setting forth the actual amount of the Companies’ Net Working Capital, Cash and Cash Equivalents and Indebtedness as of the close of business on the Closing Date (the “Closing Net Working Capital,” the “Closing Cash and Cash Equivalents,” and the “Closing Indebtedness”, respectively), along with such supporting documentation as Seller shall reasonably request, that is reasonably sufficient in detail to evidence the calculations.  The Preliminary Closing Statement shall be prepared (i) in the case of Net Working Capital of the Companies, without giving effect to the transactions contemplated by this Agreement to be consummated at Closing, except with respect to the calculation of the Companies’ liabilities for current Taxes, which shall be determined after giving effect to such transactions and (ii) in accordance with GAAP as applied to the Companies consolidated audited financial statements for the fiscal year ended December 31, 2005.  Upon the determination of the Final Closing Statement in accordance with Section 1.2(b)(ii) below, Seller shall be paid by Buyer any Positive Adjustment Amount or Buyer shall be paid by Seller any Negative Adjustment Amount, as applicable.  “Adjustment Amount” means the sum of (expressed as a positive or a negative) (i) the difference (expressed as a positive or a negative) between the Closing Net Working Capital as reflected on the Final Closing Statement and the Estimated Net Working Capital, (ii) the difference (expressed as a positive or a negative) between the Closing Cash and Cash Equivalents as reflected on the Final Closing Statement and the

Estimated Cash and Cash Equivalents and (iii) the difference (expressed as a positive or a negative) between the Closing Indebtedness as reflected on the Final Closing Statement and the Estimated Indebtedness. “Positive Adjustment Amount” means the amount, if any, by which the Adjustment Amount exceeds zero.  “Negative Adjustment Amount” means the amount, if any, by which the Adjustment Amount is less than zero. If the Positive Adjustment Amount or the Negative Adjustment Amount is less than $25,000 then the Positive Adjustment Amount or the Negative Adjustment Amount, as applicable, shall be deemed to be zero.  Payment of a Positive Adjustment Amount or Negative Adjustment Amount, as applicable, shall be made within five (5) days following delivery of the Final Closing Statement by wire transfer of immediately available funds to the appropriate party, and in the event Seller is responsible for making a payment to Buyer pursuant hereto, the Buyer shall first make a claim against the Adjustment Holdback Amount (as defined below) and, to the extent the Negative Adjustment Amount exceeds the Adjustment Holdback Amount, Buyer may make a claim against the Holdback Amount and thereafter require the Seller to pay directly to Buyer any amount that exceeds the Holdback Amount.

(ii)           In the event Seller agrees to the amounts shown on the Preliminary Closing Statement, or fails to object to such amounts by notifying Buyer in writing of such objection within the twenty (20) day period following the delivery thereof, then the Preliminary Closing Statement shall become the “Final Closing Statement” for purposes of Section 1.2(b)(i) above, and shall be binding and conclusive on the parties and not subject to appeal.  In the event Seller objects to any amounts shown on the Preliminary Closing Statement, Seller shall notify Buyer in writing of such objection within the twenty (20) day period following the delivery thereof, stating in such written objection the reasons therefor and setting forth Seller’s calculation of the Closing Net Working Capital, the Closing Cash and Cash Equivalents and the Closing Indebtedness.  Upon receipt by Buyer of such written objection, the parties shall attempt to resolve the disagreement through negotiation.  Buyer agrees to promptly provide Seller, as Seller shall reasonably request, with supporting documentation for Buyer’s calculations with respect to the Preliminary Closing Statement.  If Buyer and Seller cannot resolve such disagreement within twenty (20) days following the end of the foregoing twenty (20) day period, the parties shall submit the matter for resolution to a jointly selected nationally recognized independent firm of certified public accountants not affiliated with either Buyer or Seller (the “Independent Accountant”).  The fees and expenses of the Independent Accountant will be borne by the party whose calculation is further from the amount determined by the Independent Accountant.  The Independent Accountant shall deliver a statement setting forth its own calculation of any items in dispute that are raised in Seller’s objection to the Preliminary Closing Statement, and shall re-calculate the Closing Net Working Capital, the Closing Cash and Cash Equivalents and/or the Closing Indebtedness, as applicable, based on its own calculations for such disputed items and in accordance with the terms and provisions of this Agreement; provided that in any event the calculations of Net Working Capital shall be made by the Independent Accountant in accordance with GAAP as applied to the Companies more recent consolidated audited financial statements.  Such statement shall be delivered by the Independent Accountant to the parties within thirty (30) days of the submission of the matter to such firm, which statement, absent manifest error, shall become the Final Closing Statement for purposes of Section 1.2(b)(i) above, and shall be binding and conclusive on the parties and not subject to appeal.

(c)           Purchase Price.  All amounts required to be paid by Buyer to Seller pursuant to Section 1.1 and Section 1.2 are defined herein as the “Purchase Price.”

1.3           Place of Closing; Closing Date.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall be held at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004 on the second business day following the date on which the conditions to Closing set forth in Section 6 of this Agreement have been satisfied or waived (other than those conditions which are to be satisfied only on the Closing Date), or at such other place and/or time as the parties hereto may mutually agree in writing (the “Closing Date”).

1.4           Holdback; Escrow.

(a)           The parties hereto acknowledge and agree that notwithstanding anything contained herein to the contrary and except as provided in 1.4(b) below, Buyer shall hold back from delivery to Seller at the Closing, to be used for the purposes described herein, (i) an amount of Two Hundred and Fifty Thousand ($250,000) (such amount, the “Adjustment Holdback Amount”) and (ii) an amount of Three Million Four Hundred Thousand ($3,400,000) (such amount, the “Holdback Amount”), which amounts shall be deposited into an escrow account with J.P. Morgan (the “Escrow Agent”), under the terms of an escrow agreement in a form mutually agreeable to Buyer and Seller (the “Escrow Agreement”).  Payment to Seller of all or any portion of the Adjustment Holdback amount or the Holdback Amount shall be contingent upon amounts being available for payment after satisfaction of certain obligations of Seller as set forth in this Agreement.

(b)           Notwithstanding the foregoing paragraph, if, on or prior to the Closing Date, Seller has not received and delivered to Buyer a written notice (the “Sublease Termination Notice”) from the Landlord (as such term is defined in the Sublease Agreement, dated as of November 30, 2004, by and among Laminations, Inc., Michael T. Lynch, Santana and the other signatories thereto for the property at 1300 Meylert Avenue (the “Sublease Agreement”)) that the Landlord has exercised its right under Section 11(a) of the Sublease Agreement to cause the Term (as such term is defined in the Sublease Agreement) of the Lease (as such term is defined in the Sublease Agreement) to expire and terminate on the date which is three (3) months following the Closing Date, then, for the purposes of this Agreement, the Adjustment Holdback Amount shall be equal to an amount of Six Hundred Thousand ($600,000).

(c)           The parties hereto acknowledge and agree that (i) the Adjustment Holdback Amount shall be used to satisfy any right Buyer may have to receive a payment as provided in Sections 1.2(b)(i) and 4.12, if any and (ii) the Holdback Amount shall be used to satisfy any right Buyer may have to receive (A) an indemnification payment as provided in Section 7 herein and (B) a payment pursuant to Sections 1.2(b)(i) and 4.12, if any, to the extent not satisfied out of the Adjustment Holdback Amount.  After payment of a Positive Adjustment Amount or a Negative Adjustment Amount pursuant to Section 1.2(b)(i) and, if at that time, all of Seller’s obligations under Section 4.12, if any, have been satisfied in full, all amounts remaining as part of the Adjustment Holdback Amount, if any, shall be released and transferred to the Seller.  If, at the time that amounts would be released from the Adjustment Holdback Amount as described in the foregoing sentence, Seller’s obligations under Section 4.12, if any, have not been satisfied in full, all amounts remaining as part of the Adjustment Holdback Amount in excess of $350,000, if any, will be released and transferred to Seller and, thereafter, upon satisfaction of Seller’s obligations in Section 4.12, if any, any remaining Adjustment Holdback Amount shall be released and transferred to Seller.  On the date which is the earlier of (A) the later of (i) one (1) year from the date of the Closing or (ii) ninety (90) days following the date on which the first annual audit of the Companies is completed (which audit Buyer will use its best efforts to cause to be completed by March 30, 2007) or (B) May 31, 2007 (such earlier date, the “Expiration Date”), all amounts remaining as part of the Holdback Amount, if any, shall be released and transferred to Seller, and all rights of Buyer with respect to such distributed portion of the Holdback Amount shall terminate.  Notwithstanding any of the foregoing, if on the Expiration Date there exists any unresolved claims by Buyer hereunder, then a portion of the Holdback Amount in an amount sufficient for the payment of all such unresolved claims shall be retained by the Escrow Agent holding such applicable portion until full and final resolution thereof.  The Adjustment Holdback Amount and the Holdback Amount shall be treated as deferred Purchase Price for all Tax purposes.  The Buyer shall be responsible for reporting any interest income earned on the Adjustment Holdback Amount or on the Holdback Amount and all such interest shall become part of the Adjustment Holdback Amount or the Holdback Amount, as applicable, and all Taxes with respect thereto shall be payable from the Adjustment Holdback Amount or Holdback Amount, as applicable.  Buyer shall receive distributions from the Holdback Amount of 38% of the amount of any taxable income earned on the Holdback Amount.

SECTION 2.                            REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes the following representations and warranties to Buyer.  For purposes of this Agreement, “Material Adverse Effect” is defined as an event which has a material adverse effect on the assets, liabilities, financial condition, business or results of operations of the Companies, except for any such event which results from (i) changes in general market or economic conditions that affect the industry in which Seller operates as a whole, (ii) changes in political conditions or the securities markets in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts or otherwise) (iii) changes in GAAP after the date hereof, (iv) changes in laws, regulations, rules, ordinances, mandates or other binding directives issued by any Governmental Authority after the date hereof, and (v) the announcement of this Agreement and consummation of the transactions contemplated by this Agreement.

2.1           Organization and Corporate Power.  Each Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each Company is duly qualified to do business as a foreign corporation in each jurisdiction listed in Schedule 2.1, except where the failure to be so qualified would not, individually or in the aggregate have a Material Adverse Effect.  Each Company has all requisite corporate power and authority to own or lease its properties, to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the transactions contemplated hereby and thereby.  The copies of the Articles of Incorporation and Bylaws of each Company previously delivered to Buyer or its representatives are those that are currently in force and effect, and are correct in all respects as of the date hereof, no amendments thereto are pending, and Seller is not in violation of any term of its Certificate of Incorporation or Bylaws.

2.2           Authorization.  The execution, delivery and performance by Seller of this Agreement and all other agreements, documents and instruments to be executed and delivered by Seller as contemplated hereby have been duly authorized by all necessary corporate and other action of Seller.  This Agreement and all documents executed by Seller pursuant hereto are valid and binding obligations of Seller enforceable in accordance with their terms, except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable or legal remedies may be subject to equitable defenses, equitable principles and to the discretion of the court before which any proceeding therefore may be brought.

2.3           Non-Contravention.  Except as set forth on Schedule 2.3, the execution, delivery and performance by Seller of this Agreement and each of the other agreements, documents and instruments to be executed and delivered by Seller as contemplated hereby and the issuance and delivery thereof do not and will not:  (a) violate, conflict with, or result in a default (whether after the giving of notice, lapse of time or both) or loss of benefit under, (i) any contract or obligation to which Seller and/or any Company is a party or (ii) any provision contained in their respective Certificates of Incorporation or Bylaws, (b) violate or result in a violation of, or constitute a default under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or governmental agency applicable to Seller or any Company; (c) require Seller or any Company to provide any notice to, make any declaration or filing with, or obtain the consent or approval of, any Governmental Authority or any other third party, or (d) accelerate any material obligation under or give rise to a right of termination of or result in a loss of any material benefit under any indenture or loan or credit agreement or any other material agreement, contract, instrument, mortgage, lien, lease, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which Seller or any Company is a party or affected, or result in the creation or imposition of any Lien on any of the material assets or properties of Seller or any Company or contract to which Seller or any Company is bound, except, with respect to Sections 2.3(a)(i), 2.3(b), 2.3(c) and 2.3(d) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.4           Capitalization; Ownership of Stock.

(a)           The total authorized capital stock of Holdings consists of 1,000 shares of common stock, par value $1.00 per share (“Holdings Stock”).  All of the issued and outstanding shares of Holdings Stock are owned beneficially and of record by Seller, free and clear of any Liens, except as set forth on Schedule 2.4(a).  All of the issued and outstanding shares of Capital Stock are duly and validly issued, fully paid and nonassessable.  There are no outstanding subscriptions, options, warrants, commitments, preemptive rights, rights of first refusal, agreements, arrangements or commitments of any kind or nature for or relating to the issuance, sale, registration or voting of, or outstanding securities convertible into or exchangeable for, any shares of capital stock of any class or other equity interests of Holdings.

(b)           The total authorized capital stock of Santana consists of 1,000 shares of common stock, par value $1.00 per share (collectively, the “Santana Stock”).  All of the issued and outstanding shares of Santana Stock are owned beneficially and of record by Holdings, free and clear of any Liens, except as set forth on Schedule 2.4(b).  All of the issued and outstanding shares of Santana Stock are duly and validly issued, fully paid and nonassessable.  There are no outstanding subscriptions, options, warrants, commitments, preemptive rights, rights of first refusal, agreements, arrangements or commitments of any kind or nature for or relating to the issuance, sale, registration or voting of, or outstanding securities convertible into or exchangeable for, any shares of capital stock of any class or other equity interests of Santana.

(c)           Seller has no Subsidiaries and holds no equity interests in any other Person.

2.5           Financial Statements

(a)           Seller has previously furnished to Buyer (i) copies of the Companies’ consolidated audited financial statements, including, without limitation, balance sheets, statements of income and statements of cash flows, for the fiscal year ended December 31, 2005, and (ii) copies of the Companies’ unaudited consolidated balance sheet for the two month period ended February 28, 2006 (the “Base Balance Sheet”), together with the unaudited consolidated statements of income and cash flow for the two month period then ending.  Except as otherwise disclosed on Schedule 2.5, such financial statements were prepared in accordance with GAAP, applied on a consistent basis in conformity with the Companies’ past practices, and such financial statements are complete, correct and consistent in all material respects with the books and records of the Companies and fairly and accurately present in all material respects the financial position of the Companies as of the dates thereof and the results of operations and cash flows of the Companies for the periods shown therein.

2.6           Absence of Undisclosed Liabilities.  Except as and to the extent reflected or reserved against the Base Balance Sheet, incurred in the ordinary course of business since the date of the Base Balance Sheet, or as set forth in Schedule 2.6, to the Seller’s Knowledge, the Companies do not have and are not subject to any material liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, asserted or unasserted, (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others, or liabilities for Taxes (as defined in Section 2.11 below)), due or accrued or to become due.

2.7           Absence of Certain Developments.  Since December 31, 2005, the Companies have conducted the Business only in the ordinary course consistent with their past practices and, except as set forth in Schedule 2.7, there has not been any:

(a)           to the Knowledge of Seller, change in the assets, liabilities, financial condition, properties, business or operations of the Companies, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has had or would reasonably be expected to have a Material Adverse Effect;

(b)           declaration, setting aside or payment of any dividend or other distribution (whether of cash, in kind or securities) with respect to, or any direct or indirect redemption, purchase or acquisition of, any of the capital stock of the Companies, or any issuance or sale by the Companies of any shares of its capital stock, including, without limitation, any in kind distribution of accounts receivable, inventory or other assets of the Companies;

(c)           waiver or release of any material right of the Companies or cancellation or discharge of any material debt or claim held by the Companies, excluding any write-off or other compromise of accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(d)           loss, destruction or damage to any property which would have a Material Adverse Effect, whether or not covered by insurance;

(e)           acquisition or disposition, or any agreement or other arrangement for the acquisition or disposition of, any material assets or properties of the Companies, excluding the sale of inventory in the ordinary course of business consistent with past practice;

(f)            material increase, direct or indirect, or other change in the compensation or benefits paid or payable to, or pay any bonus to, any officer, director, employee, independent contractor or agent of the Companies (other than salary, wage and/or commission increases in the ordinary course of business consistent with the Companies’ past practices) or any establishment or creation of any employment, deferred compensation, change in control, or severance agreement or employee benefit plan with respect to such Persons or the amendment to, or modification or termination of, any of the foregoing;

(g)           loss of key personnel of the Companies, or material change in the terms and conditions of the employment of the Companies’ key personnel;

(h)           incurrence or refinancing of any indebtedness, mortgage, encumbrance or placement of any Lien on any properties or assets of the Companies, other than Liens for Taxes not yet due and payable or being contested in good faith;

(i)            change in accounting methods or practices, collection or credit policies, pricing policies, reserve policies, revenue recognition policies or payment policies;

(j)            payment or discharge of a Lien or material liability of the Companies outside the ordinary course of business;

(k)           entering into, amendment or termination of any material contract or agreement to which any Company is a party or by which it is bound;

(l)            amendment to the Certificates of Incorporation or Bylaws of the Companies;

(m)          incurrence of capital expenditures, other than in the ordinary course of business consistent with the Companies’ past practices; or

(n)           to the Seller’s Knowledge, any agreement or understanding, whether in writing or otherwise, by the Companies or any other Person that would result in any of the foregoing transactions or events or require the Companies to take any of the foregoing actions.

2.8           Accounts Receivable; Accounts Payable; Backlog.

(a)           All of the accounts receivable of the Companies, whether shown or reflected on the Base Balance Sheet or otherwise, represent bona fide completed sales made in the ordinary course of business, are valid and enforceable claims, are not subject to any off-sets or counterclaims.  Since the date of the Base Balance Sheet, the Companies have collected its accounts receivable in the ordinary course and in a manner which is consistent with its prior practices (and in any event, has not accelerated collections thereof).  Except as set forth in Schedule 2.8 attached hereto, the Companies have no accounts receivable or loans receivable from any Person which is an Affiliate of Seller, the Companies, any director, officer, shareholder or employee of Seller, the Companies or any Affiliate thereof.

(b)           All of the accounts payable and notes payable of each Company arose in bona fide arm’s-length transactions in the ordinary course of business, and no such account payable or note payable is delinquent in its payment.  Except as set forth in Schedule 2.8, since the date of the Base Balance Sheet, each Company has paid its accounts payable in the ordinary course and in a manner which is consistent with its prior practices.  Except as set forth in Schedule 2.8, as of the date hereof, the Companies have no accounts payable to any Person which is an Affiliate of Seller, the Companies, any director, officer, shareholder or employee of Seller, the Companies or any Affiliate thereof.

(c)           All of the orders reflected in each Company’s backlog have been received in the ordinary course of business from persons, who, to the Knowledge of Seller, are unaffiliated with the Companies and Seller and have not been booked on an accelerated basis in anticipation of the transactions contemplated by this Agreement.

2.9           Real and Personal Property.  Schedule 2.9 sets forth the addresses and uses of all real property that each Company leases.  Except as set forth on Schedule 2.9, each Company has good title to all of the assets and properties which it purports to own (the “Subject Assets”).  Except for the Permitted Liens, none of the Subject Assets, tangible or intangible, is subject to any Lien.  Except for the Permitted Liens, no financing statement under the Uniform Commercial Code with respect to any of the Subject Assets is in effect in any jurisdiction, and Seller has not signed any such financing statement still in effect or any security agreement authorizing any secured party thereunder to file any such financing statement against any of the Subject Assets.  The Subject Assets are all of the assets used in the operation of the Business as the same has been operated prior to the date hereof.  The tangible Subject Assets (i) are in working order (reasonable wear and tear excepted), and (ii) conform in all material respects with all applicable state and federal statutes, ordinances, regulations and laws.

2.10         Inventory.  Except as set forth on Schedule 2.10, the inventories of the Companies are in good and marketable condition and are saleable in the ordinary course of business.  Except as set forth on Schedule 2.10, since the date of the Base Balance Sheet, each Company has maintained inventory at levels consistent with their past practice in the ordinary course of their business.

2.11         Taxes.  Except as set forth on Schedule 2.11: (i) each Company has timely and properly filed (or there have been timely and properly filed on its behalf) all material Tax Returns required to be filed by it through the date hereof, all such Tax Returns are correct and complete in all material respects, and each Company has paid or caused to be paid all Taxes required to be paid by it through the date hereof whether disputed or not; (ii) all Taxes which each Company was or is required to withhold or collect have been withheld and collected and have been paid over to the proper governmental authorities; (iii) none of the Companies has received any written notice of audit or examination from the Internal Revenue Service (the “IRS”) or any other Governmental Authority and no such audit or examination has been threatened or proposed in writing; (iv) no Governmental Authority with which a Company does not file Tax Returns has asserted that the Company is or may be required to pay Taxes to or file Tax Returns with that Governmental Authority, and there are in effect no waivers of applicable statutes of limitations with respect to any Taxes owed by any Company for any year; (v) neither the IRS nor any other taxing authority is now asserting or, to the Knowledge of Seller, threatening to assert against any Company any deficiency or claim for additional Taxes; (vi) except with respect to the group of which a Company is the Parent, the Companies have never been a member of an affiliated group of corporations filing a consolidated federal income tax return (or any part of a combined or unitary tax return with any other entity) nor does any Company have any liability for Taxes of any other Person under Treasury Regulations §1.1502-6 (or any similar provision of foreign, state or local law) by contract, or as a result of transferee liability (including pursuant to Section 6901 of the Code); (vii) neither Company is a party to any Tax allocation or sharing arrangement; (viii) neither of the Companies has ever been a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code; (ix) neither Company (a) is a party to any “closing agreement” described in Code § 7121 (or any comparable provision of state, local or foreign Tax law) or (b) has requested or received any Tax ruling, transfer pricing agreements, or similar agreements, in either case that would have continuing effect after the Closing Date; (x) neither Company has (a) participated in any “reportable transaction” or “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 or 1.6011-4T or (b), been a “distributing corporation” or a “controlled corporation” in a transaction that qualifies under Section 355 of the Code and (xi) neither Company will be required to recognize for tax purposes in a tax period ending after the Closing Date any income or gain as a result of using the installment method of accounting or making or being required to make any change in method of accounting.

For purposes of this Agreement “Taxes” shall mean any federal, state, local or foreign net income, gross income, gross receipts, premium, windfall profit, severance, real property, personal property, production, estimated, abandoned or unclaimed property, sales, use, license, excise, franchise, employment, payroll, withholding, social security (or similar), unemployment, occupation, capital stock, profits, disability, registration, estimated, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority, whether disputed or not and “Tax Return” shall mean any report, return, statement, election, document, estimated Tax filing, declaration or other filing provided to any Governmental Authority with respect to Taxes, including any amendments thereto.

2.12         Certain Contracts and Arrangements.  Except as set forth in Schedule 2.12 (with true and correct copies heretofore delivered to Buyer), the Companies are not a party or subject to or bound by or a beneficiary of:

(a)           any plan or contract providing for collective bargaining or the like, or any contract or agreement with any labor union;

(b)           any contract, lease or agreement involving a payment or potential payment in excess of $20,000;

(c)           any contract, lease or agreement which is not cancelable by any Company without penalty upon sixty (60) days’ notice or less;

(d)           any contract containing covenants that limit the freedom of the Companies to compete in any line of business or with any Person or entity;

(e)           any material contract or agreement for the purchase of any real property, leasehold improvements, equipment or fixed assets;

(f)            any contract, agreement, settlement or decree relating to the use, acquisition, license or transfer of any Company Intellectual Property Assets (as defined in Section 2.13(c) below), excluding licenses for off-the-shelf computer software;

(g)           any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for borrowing or any pledge or security arrangement;

(h)           any joint venture or partnership agreement or other agreement which involves a sharing of revenues, profits, losses, costs or liabilities of the Companies with any other Person;

(i)            any employment contracts, non-competition agreements, or agreements with present or former officers, directors or employees of the Companies or Persons or organizations related to or affiliated with any such Persons, including any contracts providing for the payment of severance or other termination benefits;

(j)            any pension, profit sharing, retirement or stock option plans;

(k)           any royalty, dividend or similar arrangement with third Person based on the sales volume of the Companies or any contract involving fixed price or fixed volume arrangements;

(l)            any acquisition, merger or similar agreement;

(m)          any contract with a governmental body;

(n)           any outstanding power of attorney;

(o)           any management service agreements or arrangements with any affiliated or unaffiliated Persons or entities; or

(p)           to Seller’s Knowledge, any other contract not executed in the ordinary course of business.

All of such contracts and agreements of the Companies are in full force and effect and neither the Companies, nor, to the Knowledge of Seller, any other party is in default thereunder with respect to any material provisions of said contracts and agreements (nor, to the Knowledge of Seller has any event occurred which with notice, lapse of time or both would constitute a default thereunder with respect to any material provisions of said contracts and agreements) and the Companies have not received any written notice of any such default under any such contracts or agreements.

2.13         Intellectual Property Rights.

(a)           Schedule 2.13 contains a complete and accurate list of all Patents (as defined below) owned by the Companies or otherwise used in the Business (the “Company Patents”); all registered Marks (as defined below), material unregistered Marks and any applications for registration of a trademark or service mark, that are owned by the Companies or otherwise used or held for use in the Business (the “Company Marks”); and all registered Copyrights (as defined below), material unregistered Copyrights and any applications for registration of a copyright, that are owned by the Companies or otherwise used in the Business (“Company Copyrights”).  None of the Company Patents are material to the Business.

(b)           Except as set forth on Schedule 2.13:  (i) each Company exclusively owns or, to Seller’s Knowledge, possesses adequate and enforceable rights to use, without payment to a third Person, all of the Intellectual Property Assets (as defined below) necessary for the operation of the Business, free and clear of all Liens, except the Permitted Liens; (ii) all Company Patents, Company Marks and Company Copyrights which are issued by or registered with and pending applications for issuance or registration with, as applicable, the U.S. Patent and Trademark Office, the U.S.  Copyright Office or in any similar office or agency anywhere in the world are currently in compliance with all formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, proofs of working or use, timely post-registration filing of affidavits of use and incontestability and renewal applications) and, to Seller’s Knowledge, are valid and enforceable; (iii) there are no pending, or, to Seller’s Knowledge, threatened actions, suits, proceedings, hearings, investigations, charges, complaints, demands or claims against any Company or any of their respective employees alleging that the use of any of the Company Intellectual Property Assets (as defined below) or the conduct of the Business, infringes, misappropriates, violates or conflicts with the rights of any third-party under any Intellectual Property Assets (“Third Party Rights”); (iv) to Seller’s Knowledge, neither the conduct of the Business nor the use of any Company Intellectual Property Asset infringes, misappropriates, violates or conflicts with any Third Party Rights; (v) none of the Companies has received any written communications alleging that any Company has infringed, misappropriated or violated or, by conducting the Business, would infringe, misappropriate or violate any Third Party Rights (including any claim that any Company must license or refrain from using any Third Party Rights), or that any of the Company Intellectual Property Assets is invalid or unenforceable and no action, suit, proceeding, hearing, investigation, charge, complaint, demand or claiming is pending or threatened against any Company or any of its respective licensees that challenges the legality, validity, enforceability, or ownership of any Company Intellectual Property Assets; (vi) no current or to Seller’s Knowledge, former employee or consultant of any Company owns any rights in or to any of the Company Intellectual Property Assets; (vii) Seller is not aware of any violation or infringement by a third Person of any of the Company Intellectual Property Assets; and (viii) each Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets (as defined below) used or held for use in the Business (the “Company Trade Secrets”).

(c)           For purposes of this Agreement, (i) “Company Intellectual Property Assets” means all Intellectual Property Assets owned by the Companies or used in the Business, including, without limitation, the Company Patents, Company Marks, Company Copyrights and Company Trade Secrets, and (ii) “Intellectual Property Assets” means:  (A) utility and design patents, utility and design patent applications, patent rights, inventions and discoveries, invention disclosures (whether or not patented), designs (whether or not patented), and industrial designs and registrations and applications for registration therefor (collectively, “Patents”); (B) trade names, trade dress, logos, packaging design, slogans, Internet domain names, registered and unregistered trademarks and service marks, and related registrations and applications for registration, together with all goodwill associated therewith (collectively, “Marks”); (C) copyrights in both published and unpublished works, including, without limitation, all compilations, databases and computer programs and software, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above (collectively, “Copyrights”); (D) know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, beta testing procedures and beta testing results (collectively, “Trade Secrets”); and (E) goodwill, franchises, licenses, settlements, permits, consents, approvals, and claims of infringement against third Persons.

2.14         Litigation.  Except as set forth in Schedule 2.14, there is no litigation or governmental proceeding or investigation pending or, to the Knowledge of Seller, threatened against the Companies or affecting any of the Subject Assets or the Business, or against any officer, director or key employee of the Companies in his or her capacity as an officer, director or employee.  Schedule 2.14 describes all litigation, claims, proceedings or known investigations involving any of the Companies’ officers, directors and shareholders in connection with the Business occurring or arising during the previous two (2) years.

2.15         Employee Programs.

(a)           Schedule 2.15(a) sets forth a list of all of the Employee Programs (as defined below) that have been maintained (as such term is further defined below) by each Company at any time during the three (3) years prior to the date hereof.  Correct and complete copies of the following documents, with respect to each of the Employee Programs, have been delivered or otherwise made available to Buyer by the Companies, to the extent applicable: (i) any plans, all amendments and attachments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent Internal Revenue Service determination letter; (iv) summary plan descriptions; and (v) material written communications to employees of the Companies generally.

(b)           There has not been any failure of the Companies, or to the Knowledge of Seller, any other Person to comply in all material respects with the terms of, or any laws applicable with respect to, any Employee Program that has been maintained by either of the Companies.  With respect to any Employee Programs now or heretofore maintained by either of the Companies, there has occurred no material breach of its terms or of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Internal Revenue Code, as amended (the “Code”) or other applicable law.  Each Employee Program that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification and that of its related trust (or has timely filed for such a letter), and nothing has occurred that could reasonably be expected to result in either Company incurring a material liability in respect of such qualification.  No litigation, arbitration, or governmental administrative proceeding (or investigation) or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Seller, threatened with respect to any such Employee Program, or by any current or former employee against either of the Companies.

(c)           Except as set forth in Schedule 2.15(c)

(i)            neither of the Companies nor any of its or their Affiliates has ever provided health care, life insurance or any other non-pension benefits to any employees after their employment was terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state laws) or has ever promised to provide such post-termination benefits; and

(ii)           neither of the Companies nor any of its or their Affiliates has ever maintained an Employee Program subject to Title IV of ERISA, or Section 412 of the Code, including, without limitation, any Multiemployer Plan (as defined below).

(d)           Except as set forth on Schedule 2.15(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will (either alone or together with any other event): (i) result in any payment (including, without limitation, any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any employee; (ii) increase any benefit otherwise payable under any Employee Program; (iii) result in the acceleration of the time of payment or vesting of any benefit under any Employee Program; or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under an Employee Program.

(e)           No payment or benefit which has been, will or may be made or provided by the Companies or any of their Affiliates or by Buyer or any of its Affiliates with respect to any Employee could be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code, by reason of the “change in the ownership,” as defined in Section 280G of the Code and the final regulations thereunder, of the Companies occurring by reason of the transactions contemplated by this Agreement.

(f)            The Companies have not classified any individual as an “independent contractor” or of similar status who, according to an Employee Program or applicable law, should have been classified as an employee or of similar status.

(g)           The Companies have no material liability, actual or contingent, by reason of any individual who provides or provided services to the Companies, in any capacity, being improperly excluded from participating in any Employee Program.

(h)           For purposes of this Section 2.15:

(i)            “Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3), including, but not limited to, multiple employer welfare arrangements (within the meaning of ERISA Section 3(40)), plans to which more than one unaffiliated employer contributes and employee benefit plans (such as foreign or excess benefit plans) which are not subject to ERISA; and (B) all stock option and other equity or equity-based plans and agreements, bonus or incentive award plans, severance pay policies or agreements, change in control, retirement, termination and retention plans, programs and agreements, employment and consulting agreements, deferred compensation plans and agreements, supplemental income arrangements, collective bargaining agreements, medical insurance, life insurance, vacation, sick leave and other welfare plans or programs, and all other employee benefit plans, agreements, and arrangements not described in (A) above.  In the case of an Employee Program funded through an organization described in the Code Section 501(c)(9), each reference to such Employee Program shall include a reference to such organization;

(ii)           An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides (or has promised to provide) benefits under such Employee Program, or has any obligation (by agreement or under applicable law) to contribute to or provide benefits under such Employee Program, if such Employee Program provides benefits to or otherwise covers employees of such entity (or their spouses, dependents, or beneficiaries), or if such entity could reasonably be expected to have liability in respect of such Employee Program;

(iii)          An entity is an “Affiliate” of another entity for purposes of this Section 2.15 if it is or would have ever been considered a single employer with such other entity under Sections 414(b),(c),(m) or (o) of the Code or under “common control” with such other entity for purposes of ERISA Section 4001(a)(14); and

(iv)          “Multiemployer Plan” means a (pension or non-pension) employee benefit plan to which more than one employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

2.16         Labor Matters.  The Companies employ approximately (i) 85 full-time employees, (ii) 2 part-time employees, (iii)  25 contracts with independent sales representatives and 3 contracts with temporary hiring agencies which provide approximately 30-35 employees to the Companies at any given time.  The Companies are not delinquent in payments to any of their employees for any wages, salaries, commissions, bonuses or other compensation for any services performed for the Companies or amounts required to be reimbursed to such employees.  The Companies are and have heretofore been in compliance in all material respects with all applicable laws and regulations respecting labor, employment, fair employment practices, terms and conditions of employment and wages and hours.  There are no claims of employment discrimination or unfair labor practices or strikes, slowdowns, stoppages of work or any other concerted interference with normal operations existing, pending or, to the Knowledge of Seller, threatened against or involving the Companies.  Neither of the Companies maintain, and neither have maintained, any plan or program providing for the payment of severance or other termination benefits to any of its or their employees, agents or representatives, and except as set forth in Schedule 2.16, neither of the Companies are a party to any contract or agreement providing for any severance or other termination benefits.  Schedule 2.16 sets forth a complete list of all employees of either of the Companies and the corresponding severance obligations payable to each if his or her employment were terminated.  Except as set forth in Schedule 2.16, to the Knowledge of Seller, no officer or key employee of the Companies has any plan or intention to terminate his employment with the Companies.  Seller has made available to Buyer, prior to the date of this Agreement, all personnel records and information relating to any pending disciplinary action or claim, involving any employee of the Companies, except for information that is privileged.  Neither of the Companies is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; no grievance, arbitration, complaint or investigation relating to labor or employment matters is pending or, to the Knowledge of Seller, threatened.

2.17         List of Certain Employees.  The Seller shall have, or shall have caused the Companies to have, provided to Buyer a true and correct copy of the list of all managers, employees, independent contractors, brokers and salespersons of the Companies who, individually, received compensation for the fiscal year ended December 31, 2005.  The Companies have complied in all material respects with the immigration laws of the United States with respect to the hiring, employment and engagement of all of their employees and consultants who are not United States citizens.

2.18         List of Certain Suppliers.  Schedule 2.18 attached hereto sets forth a list of the top ten (10) suppliers of the Companies (based on the amount of payments made to such suppliers during the fiscal year ending December 31, 2005) showing, with respect to each, the name, address and dollar volume involved.  No such supplier has given written notice of any plan or intention to terminate or reduce its business with the Companies in any material respect.

2.19         Environmental Matters.

(a)           The Companies have not generated, transported, used, handled, processed, stored, treated, disposed of, or managed any Hazardous Material (as defined below) other than in material compliance with all Environmental Laws (as defined below).  Except as set forth on Schedule 2.19(a), no Hazardous Material has been spilled, released, discharged, or disposed of at any site presently (1) owned, operated, leased, or used by the Companies, nor, to Seller’s Knowledge, is present in the soil, sediment, water or groundwater at any such site, in quantities or concentrations that violate or require any response action pursuant to any applicable Environmental Law.  No Hazardous Material has been transported from any site presently or formerly owned, operated, leased, or used by the Companies for treatment, storage, or disposal at any other place, other than in material compliance with all Environmental Laws (as defined below).  Except as set forth on Schedule 2.19(a), to Seller’s Knowledge the Companies do not presently own, operate, lease, or use, nor has it previously owned, operated, leased or used, any site on which underground storage tanks are or were located.  No lien has been imposed by any governmental agency on any property, facility, machinery, or equipment owned, operated, leased, or used by Seller in connection with the presence of any Hazardous Material.

(b)           Except as set forth on Schedule 2.19(b), (i) the Companies do not have any material liability under any Environmental Law; (ii) the Companies, and to Seller’s Knowledge, any property presently owned, operated, leased or used by the Companies, and any facilities and operations thereon, are presently in material compliance with all applicable Environmental Laws; (iii) the Companies are not currently subject to any judgment, consent decree, compliance order, or administrative order or received any request for information, notice, demand letter, administrative inquiry, complaint or claim relating to any Environmental Law; and (iv) the Companies do not reasonably expect that any of the items enumerated in this subsection will be forthcoming.

(c)           Except as set forth on Schedule 2.19(c), to Seller’s Knowledge no site currently owned, operated, leased, or used by the Companies contains any asbestos or asbestos-containing material, any polychlorinated biphenyls (PCBs) or equipment containing PCBs, or any urea formaldehyde foam insulation.

(d)           The Companies have filed with the relevant Governmental Authority all material records and reports required under all Environmental Laws and has provided to Buyer copies of all material non-privileged documents and records in the custody or control of the Companies concerning any environmental or health and safety matter relevant to the Companies, whether generated by the Companies, including without limitation, environmental audits, environmental risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials, and reports, correspondence, and Permits related to compliance with applicable Environmental Laws issued by any Governmental Authority.  For purposes of this Section 2.19(d), the term “material” with respect to any document or report shall mean any such document or report which, if not recorded, timely reported, filed or otherwise duly maintained, would be reasonably expected to result in a Loss of $50,000 or more.

(e)           For purposes of this Section 2.19, (i) “Hazardous Material” shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, asbestos, toxic substance, pollutant, contaminant, as defined or regulated under any Environmental Law; and (ii) “Environmental Law” shall mean any environmental or health and safety-related law, regulation, rule, ordinance, by-law, Permit or binding decision of any

Governmental Authority at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted.

2.20         Permits; Compliance with Laws.  Each Company has all necessary franchises, permits, licenses and other rights and privileges (collectively “Permits”) to permit it to own its property and to conduct its business as it is presently conducted, and all such Permits are valid and in full force and effect, except where the failure to obtain such a Permit would not have a Material Adverse Effect.  Schedule 2.20 sets forth a complete and correct list of such Permits.  No Permit is subject to termination as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.  To Seller’s Knowledge, the Companies are currently and have heretofore been in compliance in all material respects with all applicable federal, state, local and foreign laws and regulations.

2.21         Investment Banking; Brokerage.  Except as set forth in Schedule 2.21, there are no claims for investment banking fees, brokerage commissions, finder’s fees or similar compensation (exclusive of professional fees to lawyers and accountants) in connection with the transactions contemplated by this Agreement payable by Seller or based on any arrangement or agreement made by or on behalf of the Companies.

2.22         Insurance.  Schedule 2.22 sets forth a true and complete summary of the insurance policies (the “Insurance Policies”) held by, or for the benefit of, the Companies including the underwriter of such policies and the amount of coverage thereunder.  All Insurance Policies with respect to the property, assets, operation and business of the Companies are in full force and effect.  Except as set forth on Schedule 2.22, there is no default by the Companies, or to the Knowledge of Seller, by any insurance carrier of such policies, or event which could give rise to a default under any such policy.

2.23         Transactions with Affiliates.  Except as set forth in Schedule 2.23, there are no loans, leases, contracts or other continuing transactions between Seller (or any officer, director or five percent (5%) shareholder thereof or any family member or Affiliate of the foregoing Persons) and the Companies and there have been no such transactions from January l, 2006 through the date hereof.  Except as set forth in Schedule 2.23, no shareholder, director or officer of Seller or the Companies, any of their respective family members or any Affiliate of the foregoing Persons owns directly or indirectly on an individual or joint basis any interest in, or serves as an officer or director or in another similar capacity of, any competitor, customer or supplier of Seller or the Companies, or any organization which has a material contract or arrangement with Seller or the Companies.

2.24         Customers.  Schedule 2.24 sets forth a list of the top ten (10) customers of the Companies based on the amount of revenue generated from such customers for the fiscal year ended December 31, 2005 (the “Customers”).  Except as set forth on Schedule 2.24, no Customer has formally cancelled or otherwise terminated its relationship with the Companies, other than those Customers who have moved some or all of their business to Buyer or any Affiliate thereof following the date of this Agreement.  To the Seller’s Knowledge, no Customer has given formal written or verbal notice to terminate its purchase of the products of the Companies.

2.25         Corporate Records.  The corporate record books of each of the Companies accurately record in all material respects all corporate action taken by its stockholders, board of directors, governing bodies and committees with respect to all matters referenced therein.  The copies of the corporate records of each of the Companies provided to Buyer for review are true and complete copies of the originals of such documents.

2.26         Solvency.  None of the Companies have:  (a) made a general assignment for the benefit of creditors; (b) filed any voluntary petition in bankruptcy or suffered the filing of any involuntary petition by its creditors; (c) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (d) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (e) admitted in writing its inability to pay its debts as they come due; or (f) made an offer of settlement, extension or composition to its creditors generally.

2.27         Disclosure.  The representations and warranties made or contained in this Agreement, the schedules and exhibits hereto and the certificates and statements executed or delivered in connection herewith, and the information concerning the Business of the Companies delivered to Buyer in connection with or pursuant to this Agreement, when taken together, do not and shall not contain any untrue statement of a material fact.

SECTION 3.         REPRESENTATIONS AND WARRANTIES OF BUYER

In order to induce Seller to enter into this Agreement, Buyer makes the following representations and warranties to Seller.

3.1           Organization and Corporate Power.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as it is now being conducted.  Buyer is duly qualified to do business and is in good standing as a foreign corporation in all jurisdictions where the nature of the property owned or leased by it, or the nature of the business conducted by it, makes such qualification necessary and the absence of such qualification would not materially hinder or impair the consummation of the transactions contemplated hereby.

3.2           Authorization.  Buyer has full power and authority to execute and deliver this Agreement, to perform all its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Buyer, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action (corporate or otherwise) of Buyer.  This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, or moratorium and other similar laws relating to or attacking creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3           Non-Contravention.  Except as set forth on Schedule 3.3, the execution and delivery by Buyer of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of any applicable Law, rule or regulation to which Buyer is subject, (ii) violate any order, judgment or decree applicable to Buyer, (iii) conflict with, or result in a breach of or default under, any term or condition of the charter or bylaws or other governing documents of Buyer, (iv) violate, conflict with, result in a breach of, or default under, or permit the termination of, or require the consent under any agreement, obligation or commitment to which Buyer is bound, or to which any of its properties and assets is subject except, in the case of (iv), as would not hinder or impair the consummation of the transactions contemplated hereby.  No consent, license, approval, waiver, expiration of waiting period or authorization of, or registration or declaration with, any Governmental Entity which has not, as of the date hereof, been obtained, is required to be obtained or made by Buyer in connection with the execution, delivery and performance by Buyer of the transactions contemplated by this Agreement.

3.4           Investment Banking, Brokerage.  There are no claims for investment banking fees, brokerage commissions, finder’s fees or similar compensation (exclusive of professional fees to lawyers and accountants) in connection with the transactions contemplated by this Agreement payable by Buyer or based on any arrangement or agreement made by or on behalf of Buyer for which Seller or the Companies will be responsible.

3.5           Funding.  Buyer has received and delivered to Seller true, complete and correct signed copies of debt commitment letter(s) set forth on Schedule 3.5 (the “Commitment Letter”).  The Commitment Letter is for amounts that, if funded, will provide Buyer with financing at the Closing sufficient to pay the full consideration to Seller hereunder and to consummate the transactions contemplated by this Agreement.

3.6           Litigation.  As of the date of this Agreement, there is no litigation or governmental proceeding or investigation pending or, to Buyer’s knowledge, threatened in writing, against Buyer, which, if adversely determined, would delay, hinder or prevent the consummation of the transaction contemplated by this Agreement, or otherwise would have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

3.7           Inspections.

(a)           Buyer (directly or through its Affiliates and advisors) is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of the Companies as contemplated hereunder.  Buyer (directly or through its Affiliates) has undertaken such investigation as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement.

(b)           THE SELLER HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANIES OR THE BUSINESS OF THE COMPANIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 2.

(c)           Without limiting the generality of the foregoing, neither the Seller nor any representative of the Seller has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Companies made available to Buyer, including due diligence materials, or in any presentation of the business of the Companies by management of the Companies or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby.  It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to any offering memorandum or similar materials made available by the Seller and the Companies, are not and shall not be deemed to be or to include representations or warranties of the Seller, and are not and shall not be deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the transactions contemplated hereby.

SECTION 4.         COVENANTS

4.1           Conduct of the Company’s Business.  Except as contemplated by this Agreement and as set forth in Schedule 4.1, during the period from the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to Section 5, Seller will cause each of the Companies to conduct its business and operations in the ordinary course of business consistent with past practice.  Without limiting the generality of the foregoing, except as expressly provided by this Agreement and as set forth in Schedule 4.1, during the period from the date of this Agreement to the Closing Date, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), neither Company will:

(a)           create, incur, assume or guarantee any Indebtedness, other than in the ordinary course of business and consistent with past practice;

(b)           issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements, in each case except for issuances of securities upon the exercise of outstanding options and redemptions or purchases pursuant to the terms of existing agreements with employees disclosed to Buyer in the schedules;

(c)           materially increase the rate of compensation or benefits of, or pay or agree to pay any benefit to (including, but not limited to, severance or termination pay), present or former managers, directors, officers or employees, except as may be required by any existing Plan, agreement or arrangement disclosed to Buyer in the schedules, or to employees who are not officers in accordance with each Company’s ordinary course of business consistent with past practice;

(d)           enter into, adopt, terminate or amend in a material respect any Plan, employment or severance agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, except as required by applicable law;

(e)           sell, lease, transfer or otherwise dispose of capital assets, real, personal or mixed, which have an aggregate book value in excess of $100,000, or mortgage or encumber any properties or assets, whether real or personal;

(f)            acquire or agree to acquire by merging or consolidating with, or by purchasing the stock or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to either Company;

(g)           enter into, modify or amend in any material respect or terminate any material contract except in the ordinary course of business;

(h)           other than with respect to the Escrow Asset, waive or release any rights of material value, or cancel, compromise, release or assign any material indebtedness owed to it or any material claims held by it;

(i)            cancel or terminate any material insurance policy naming it as a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(j)            change any of its material accounting or tax principles, methods or practices or make or change any material tax election;

(k)           change in any material respect its fiscal year end inventory, shipping operations or cut-off procedures; or

(l)            agree, whether in writing or otherwise, to do any of the foregoing.

4.2           Consummation of Agreement.  Buyer and Seller shall each use their reasonable best efforts to perform and fulfill all conditions and obligations on their parts to be performed and fulfilled under this Agreement to the end that the transactions contemplated by this Agreement shall be fully carried out, including, without limitation, Buyer’s compliance with the terms and provisions of the Commitment Letter.

4.3           General Cooperation.  Following the Closing, Buyer and Seller each will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all and every commercially reasonable act, deed, conveyance, transfer and assurance necessary to better assure their compliance with the terms, provisions, purposes and intents of this Agreement and all other agreements and instruments contemplated hereby and thereby, and the effectiveness of the rights, benefits and remedies provided for hereby and thereby.

4.4           Access; Cooperation.  From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, Seller shall, and shall cause the Companies to provide to Buyer and its respective representatives such information and access to the senior managers, facilities and books and records of the Companies as Buyer may reasonably request to facilitate the transactions contemplated by this Agreement and the integration of the Companies with Buyer and its Affiliates following the Closing; provided, however, that notwithstanding the foregoing, the parties acknowledge and agree that (i) access to the Companies’ properties and facilities shall be coordinated through John Corso and with the presence of a Company representative, and (ii) access to the Companies’ senior managers shall be coordinated through John Corso.  In exercising its rights hereunder, Buyer shall conduct itself so as not to interfere in the conduct of the business of the Companies prior to Closing.

4.5           Confidentiality.  The parties shall adhere to the terms and conditions of that certain Confidentiality Agreement dated October, 24 2005 by and among Seller, Buyer and the other parties signatory thereto (the “Confidentiality Agreement”).  Buyer acknowledges that this Agreement, the schedules and proprietary information delivered to it pursuant hereto shall be and remain subject to the Confidentiality Agreement.

4.6           Publicity.  The parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its reasonable best efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.

4.7           Director and Officer Indemnification.  Buyer hereby agrees that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Companies provided for in their respective Certificates of Incorporation or By-Laws or otherwise in effect as of the date hereof shall continue in full force and effect for a period of six (6) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claims (each a “Claim”) asserted or made within such period shall continue until the disposition of such Claim.

4.8           Payment of Escrow Asset.  Buyer hereby agrees that it will promptly remit payment to Seller of any amounts received by the Companies following the Closing Date in respect of the Escrow Asset and pursuant to the Escrow Side Letter dated March 8, 2006, by and among Holdings, Santana, Laminations, Inc. and the other parties signatory thereto.

4.9           Termination of Affiliate Contracts.  Seller and the Companies hereby agree that on and as of the Closing, (i) the Transaction and Management Services Agreement, made as of November 30, 2004, by and between Winston Partners Group, LLC and Santana and (ii) the Transaction and Management Services Agreement, made as of November 30, 2004, by and between Theo Capital, LLC and Santana shall each be terminated without any further force and effect, and there shall no further obligation thereunder.

4.10         Profit Sharing Plan.  If requested by Buyer in writing not less than three (3) business days prior to the Closing, Seller shall terminate or cause to be terminated the Santana Products, Inc. 401(k) Profit Sharing Plan prior to the Closing Date.

4.11         Executive Employment Agreements.   If not less than two (2) business days prior to the Closing Date Buyer has given Seller written notice of the fact that any of John Corso, Ronald Smith, Patrick Sheridan or Chris Carney (the “Designated Employees “) has not entered into new employment and non-competition agreements satisfactory to Buyer, Seller hereby agrees to (i) terminate or cause to be terminated such executive(s) with whom such agreements were not reached immediately prior to Closing, and (ii) bear all severance costs related to such termination(s).

4.12         Sublease Agreement.  If the Sublease Agreement is not terminated by the Landlord within 45 days after Closing, Buyer may cause Santana to terminate the Sublease Agreement in accordance with the terms of the Sublease Agreement, whereupon Seller shall be responsible for and will pay all costs, and other expenses under the lease for the period from and after the date 90 days after Closing until the termination of the Term (the “Post 90 Day Period”); provided, however, that (i) in no event shall Seller be liable for any losses, costs or expenses incurred prior to or after the Post 90 Day Period which arise out of Buyer or its Affiliates’ breach of the Sublease Agreement or out of Buyer or its Affiliates negligence or willful misconduct with respect to such Sublease Agreement, and (ii) if at any time after the Closing, Seller requests that Buyer terminate or cause Santana to terminate the Sublease Agreement, Buyer shall terminate the Sublease Agreement within 2 business days of such request and, in such event, Buyer shall be responsible for all costs and expenses under the Sublease Agreement from the Closing Date until 90 days after the Closing Date, and Seller shall be responsible for all costs and expenses under the Sublease Agreement for the Post 90 Day Period; provided further, however, that all of the foregoing provisions above shall not apply where, on or prior to the Closing Date, the Seller has delivered to the Buyer a fully executed Sublease Termination Notice.  For the avoidance of doubt, it is understood and agreed that Seller will be responsible for any extraordinary costs and expenses of the Company with respect to the Sublease Agreement and the termination thereof (for example, breakage fees or penalties) and all other costs and expenses under the Sublease Agreement during the Post 90 Day Period, if any, and Buyer shall be responsible for (i) any costs or expenses of the Company which are for the Company’s account in its capacity as a sub-tenant under the Sublease Agreement (whether or not Buyer causes the Company to occupy the facility during the period following the Closing and through and until the beginning of the Post 90 Day Period), and which are apparent on the face of the Sublease Agreement (for example, those obligations relating to rent, utilities, taxes, maintenance and insurance) and (ii) any costs, obligations or liabilities which are caused by the Buyer’s or the Company’s breach of the Sublease Agreement, negligence or willful misconduct after the Closing.  Further, Buyer covenants and agrees that neither it nor the Company will amend or agree to amend the Sublease Agreement without the Seller’s consent.

4.13         Representation Disclaimer.  Seller hereby agrees that Buyer shall not be deemed to have made to Seller any representation or warranty other than those expressly made by Buyer in this Agreement, and Buyer hereby agrees that Seller shall not be deemed to have made to Buyer any representation or warranty other than those expressly made by either Seller in this Agreement.

SECTION 5.         TERMINATION

5.1           Termination.  This Agreement may be terminated as follows:

(a)           at any time, by the mutual written consent of Seller and Buyer;

(b)           by Seller, if Seller is not then in material breach of any term of this Agreement, upon written notice to Buyer, upon a material breach of any representation, warranty or covenant of Buyer contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by Seller to Buyer;

(c)           by Buyer, if Buyer is not then in material breach of any term of this Agreement, upon written notice to Seller, upon a material breach of any representation, warranty or covenant of Seller contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by Buyer to Seller; or

(d)           by the written notice of Buyer or Seller to the other party if the Closing shall not have occurred on or before May 31, 2006, provided, however, that the right to terminate this Agreement under this Section 5.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

5.2           Effect of Termination.  In the event of termination of this Agreement as provided in Section 5.1, this Agreement shall forthwith become void and there shall be no further liability or obligations hereunder on the part of any party hereto or their respective Affiliates except for the obligations of the parties pursuant to this Section 5.2 and Sections 4.5, 4.6, and 8.5; provided, however, that nothing herein shall relieve either party from liability for any willful breach of this Agreement existing at the time of such termination.

SECTION 6.         CLOSING CONDITIONS

6.1           Mutual Conditions.  The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing of each of the following conditions, any and all of which may be waived, in whole or in part, by Buyer and Seller to the extent permitted by applicable law:

(a)           No Injunction.  At the Closing there shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a court or Governmental Authority of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as herein provided, no proceeding or lawsuit shall have been commenced by any Governmental Authority or other Person for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice shall have been received from any such Governmental Authority indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated hereby.

(b)           Filings and Consents.  All material consents, authorizations, orders or approvals of, and filings or registrations with, any Governmental Authority which are required in connection with the execution and delivery of the Documents and the consummation of the transactions contemplated hereby and thereby shall have been obtained or made and shall be in full force and effect.

6.2           Conditions of Buyer’s Obligations at Closing.  The obligations of Buyer under this Agreement are subject to the fulfillment, or waiver by Buyer, on or before the Closing of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Seller in this Agreement shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for representations and warranties expressly stated to relate to specific date, in which case such representations and warranties shall be true and correct as of such date) (without giving effect to any “material”, “materiality” or “Material Adverse Effect” qualification on such representations and warranties) except where the failure of any such representation or warranty to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect, either alone or when taken in the aggregate with other breaches of any such representations and warranties.

(b)           Performance.  Seller shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c)           Compliance Certificate.  An authorized officer of Seller shall deliver to Buyer at the Closing a certificate stating that the conditions specified in Sections 6.2(a) and (b) have been fulfilled.

(d)           Closing Deliveries.  Seller shall have delivered or caused to be delivered to Buyer the following:

(i)            stock certificates representing 100% of the Shares, duly endorsed in blank or accompanied by stock transfer powers;

(ii)           copies of such certificates of good standing, board resolutions, officers and secretaries’ certificates, revocations of powers of attorney and other related documents with respect to the Companies as Buyer or its counsel shall reasonably request;

(iii)          written resignations and releases of each of the directors of the Companies in form and substance reasonably satisfactory to Buyer;

(iv)          the certificate of Net Working Capital set forth in Section 1.2(a);

(v)           a duly executed Escrow Agreement;

(vi)          evidence in form and substance reasonably satisfactory to Buyer that the Supply Agreement by and between Laminations, Inc. and Santana, dated as of November 30, 2004, has been terminated;

(vii)         evidence in form and substance reasonably satisfactory to Buyer that all arrangements and contracts set forth on Schedule 2.23 have been terminated; and

(viii)        a certificate prepared in accordance with Treasury Regulation Section 1.1445-2(b)(2) in the form reasonably satisfactory to Buyer, certifying that Seller is not a foreign person within the meaning of Code Section 1445.

(e)           Authorization.  The Board of Directors of Seller shall have duly adopted resolutions in the form reasonably satisfactory to Buyer and shall have taken all action necessary for the purpose of authorizing Seller to consummate all of the transactions contemplated hereby.

(f)            No Material Adverse Change.  There shall not have occurred any Material Adverse Effect subsequent to December 31, 2005.

(g)           Financing.  Buyer shall have received the proceeds of the debt financing on the terms and conditions set forth in the Commitment Letter.

(h)           Third-Party Consents.  Seller shall have obtained, or shall have caused the Companies to have obtained, and delivered to Buyer, in form and substance reasonably satisfactory to Buyer, all consents and approvals specified on Schedule 6.2(h).

(i)            Non-Competition and Non-Disclosure Agreements.  Seller shall have obtained, or shall have caused the Companies to have obtained, and delivered to Buyer, in form and substance reasonably satisfactory to Buyer, (i) non-competition agreements prohibiting Seller, John L. Corso, Winston Partners Group and any of its Affiliates (other than any members or Affiliates of Winston Partners Group’s hedge fund business), Theo Capital LLC and Theo Capital Partners III, LLC (collectively, the Designated Parties”) from engaging, for two (2) years from the Closing Date, in the Business in North America and (ii) non-disclosure agreements prohibiting the Designated Parties from directly or indirectly disclosing or furnishing to any Person, other than Buyer, any proprietary information of, or confidential information concerning Buyer, the Companies or any of their respective Affiliates; it being understood and agreed that for purposes of this Section 6.2(i), engaging in the Business shall include funding, financing, being employed by, having a material economic interest in or advising any Person engaged in the Business (provided that the Persons referred to in subsection (i), (ii) or (iii) above shall not be prohibited from funding, financing, being employed by, having a material economic interest in or advising any Person engaged in the Business for as long as the consolidated revenues of such Person from the Business constitutes less than 3% of the total revenues of such Person).

6.3           Conditions of Seller’s Obligations at Closing.  The obligations of Seller under this Agreement are subject to the fulfillment, or waiver by Seller, on or before the Closing of each of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Buyer in this Agreement shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except for representations and warranties expressly stated to relate to specific date, in which case such representations and warranties shall be true and correct as of such date) (without giving effect to any “material” or “materiality” qualification on such representations and warranties) except where the failure of any such representation or warranty to be true and correct has not had and would not reasonably be excepted to materially impeded or delay the ability of Buyer to consummate the transactions contemplated by this Agreement, either alone or when taken in the aggregate with other breaches of any such representations and warranties.

(b)           Performance.  Buyer shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by Buyer on or before the Closing.

(c)           Compliance Certificate.  An authorized officer of Buyer shall deliver to Seller at the Closing a certificate stating that the conditions specified in Sections 6.3(a) and (b) have been fulfilled.

(d)           Closing Deliveries.  Buyer shall have delivered or caused to be delivered to Seller (or the Escrow Agent), as applicable, the following:

(i)            the Cash Closing Payment in accordance with Section 1.1(a);

(ii)           the Holdback Amount and the Adjustment Holdback Amount to the Escrow Agent in accordance with Section 1.4;

(iii)          a duly executed Escrow Agreement; and

(iv)          certified copies of the resolutions of the governing body of Buyer authorizing the execution, delivery and consummation of the Documents and transactions contemplated hereby and thereby.

SECTION 7.         SURVIVAL; INDEMNIFICATION

7.1           Survival of Representations, Warranties and Covenants.  The representations and warranties contained herein or in any writing or certificate delivered in connection with this Agreement, and the associated rights to indemnification herein, shall survive the Closing and thereupon terminate upon the Expiration Date; provided that notwithstanding the foregoing, (a) the representations and warranties set forth in Sections 2.2, 2.4, 2.15(c)(ii) and 3.2 , and the associated rights to indemnification herein, shall survive indefinitely (b) the representations and warranties set forth in Section 2.11, and the associated rights to indemnification herein, shall survive until thirty days after the expiration of the applicable statutes of limitations period and (c) the representations and warranties set forth in Sections 2.15 (other than the representations and warranties contained in Sections 2.15(c)(ii) and 2.19, and the associated rights to indemnification herein, shall survive for a period of four (4) years after the Closing Date (each of the representations and warranties contained in Sections 2.2, 2.4, 2.11, 2.15 and 2.19 an “Excluded Rep” and collectively, the “Excluded Reps”).  All covenants and agreements contained herein, and their associated right to indemnification, which by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Closing Date, shall survive the Closing in accordance with their terms.  All other covenants and agreements contained herein shall not survive the Closing and shall thereupon terminate, except that claims for indemnification in respect of any breach thereof may be made at any time up until the Expiration Date.  Notwithstanding the foregoing, if prior to the date of expiration a specific state of facts shall have become known which may constitute or give rise to a claim for which indemnity may be payable pursuant hereto, and the indemnified party shall have given written notice of such facts to the indemnifying party prior to such date of expiration, then the right to indemnification with respect thereto shall remain in effect until such matter shall have been finally determined and disposed of, and any indemnification due in respect thereof shall have been paid.

7.2           Indemnification.

(a)           From and after the Closing, Seller agrees to indemnify and hold Buyer, and its respective Affiliates and direct and indirect partners (including partners of partners and stockholders and members of partners), members, stockholders, directors, officers, employees and agents of each the foregoing and each Person who controls any of them within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (parties receiving the benefit of the indemnification agreement under this Section 7.2(a) shall be referred to collectively as “Buyer Indemnified Parties” and individually as a “Buyer Indemnified Party”), harmless from and against any and all claims, damages, liabilities, losses, fines, penalties, costs, and expenses (including, without limitation, reasonable fees of counsel, but excluding, in all events, any claims for diminution in value or for special, indirect, consequential (including lost profits) or punitive damages), as the same are incurred, of any kind or nature whatsoever (collectively “Losses”) (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) which may be sustained or suffered by any Buyer Indemnified Party, based upon, arising out of, by reason of or otherwise in respect of or in connection with:

(i)            any inaccuracy in or breach of any representation or warranty made by Seller in this Agreement, or in any schedule, exhibit, certificate or other document delivered by or on behalf of Seller as part of or pursuant to this Agreement, (for purposes of determining the amount of Losses (as opposed to whether there was a breach of a representation or warranty), the representations and warranties contained in this Agreement shall be deemed to have been made without giving effect to any materiality or Material Adverse Effect qualifiers);

(ii)           any breach of any obligation, agreement or covenant made by Seller in this Agreement, or in any schedule, exhibit, certificate or other document delivered by or on behalf of Seller as part of or pursuant to this Agreement;

(iii)          any fraud or willful breach by Seller with respect to any representation, warranty or covenant made by Seller in this Agreement or in any schedule, exhibit, certificate or other document delivered under or in connection with this Agreement; and

(iv)          the litigation matter set forth in the first paragraph of Schedule 2.14 (the “Vogel Litigation”).

(b)           From and after the Closing, Buyer agrees to defend, indemnify and hold Seller and its Affiliates and direct and indirect partners (including partners of partners and stockholders and members of partners), members, stockholders, directors, officers, employees and agents of each of the foregoing and each Person who controls any of them within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (parties receiving the benefit of the indemnification agreement under this Section 7.2(b) shall be referred to collectively as “Seller Indemnified Parties” and individually as a “Seller Indemnified Party”), harmless from and against any and all Losses (whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing) which may be sustained or suffered by any such Seller Indemnified Party, based upon, arising out of, by reason of or otherwise in respect of or in connection with:

(i)            any inaccuracy in or breach of any representation or warranty made by Buyer in this Agreement, or in any schedule, exhibit, certificate or other document delivered by or on behalf of Buyer as part of or pursuant to this Agreement, (for purposes of determining the amount of the Losses (as opposed to whether there was a breach of a representation or warranty), the representations and warranties contained in this Agreement shall be deemed to have been made without giving effect to any materiality qualifiers);

(ii)           any breach of any obligation, agreement or covenant made by Buyer in this Agreement, or in any schedule, exhibit, certificate or other document delivered by or on behalf of Buyer as part of or pursuant to this Agreement; and

(iii)          any fraud or willful breach by Buyer with respect to any representation, warranty or covenant made by Buyer in this Agreement or in any schedule, exhibit, certificate or other document delivered under or in connection with this Agreement.

7.3           Limitations on Liability.

(a)           Neither Seller, on the one hand, nor Buyer, on the other hand, shall have any obligation to indemnify any Buyer Indemnified Party or any Seller Indemnified Party, as applicable, pursuant to Section 7.2(a)(i) or Section 7.2(b)(i), respectively, unless and until the aggregate of all Losses suffered or incurred by all Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, which would otherwise be subject to indemnification thereunder exceeds $250,000 (the “Deductible”) in the aggregate, at which time such Buyer Indemnified Parties or Seller Indemnified Parties shall be entitled to be indemnified against all Losses in excess of the Deductible; provided, however, that the Deductible shall not apply with respect to Losses suffered by a Buyer Indemnified Party based upon, arising out of, by reason of or otherwise in respect of or in connection with any breach of the Excluded Reps or by Seller Indemnified Parties with respect to Section 3.2.  For the avoidance of doubt, the Deductible shall not apply to Losses suffered by a Buyer Indemnified Party with respect to claims made under Sections 7.2(a)(ii), 7.2(a)(iii), 7.2(a)(iv) or 7.7 or to Losses suffered by a Seller Indemnified Party with respect to claims made under Sections 7.2(b)(ii) or 7.2(b)(iii).

(b)           (i)            The liability of Seller to indemnify any and all Buyer Indemnified Parties with respect to claims made under Section 7.2(a)(i) (excluding claims in respect of the Excluded Reps), Section 7.2(a)(ii) and Section 7.2(a)(iv) shall not exceed Three Million Four Hundred Thousand ($3,400,000) (the “Cap”).

(ii)           The liability of Seller to indemnify any and all Buyer Indemnified Parties with respect to claims made under Section 7.2(a)(i) (with respect to the Excluded Reps only) and Section 7.7 shall not exceed Six Million Eight Hundred Thousand Dollars ($6,800,000) reduced by any amounts paid to a Buyer Indemnified Party from the Holdback Amount as contemplated in Section 7.3(c) herein.

(iii)          Buyer shall not have any obligation to indemnify any Seller Indemnified Party under this Agreement (other than arising out of Section 3.2) for aggregate Losses exceeding the Cap.

(c)           All claims for Losses made by any Buyer Indemnified Party shall be satisfied in the following order and priority: (A) first against the proceeds comprising the Holdback Amount (to the extent any such proceeds are available for satisfaction of indemnification claims hereunder), and (B) second, only after the Holdback Amount is fully exhausted or previously released, directly against Seller.   Seller agrees that prior to making any distribution to its equity holders, it will take into account any liabilities, contingent or otherwise, which to its Knowledge exist as of the time of any such distributions under this Agreement.

(d)           Buyer and each Buyer Indemnified Party and Seller and each Seller Indemnified Party, as applicable, shall take all reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

(e)           Payments by Seller pursuant to Section 7.2(a) or by Buyer pursuant to Section 7.2(b) shall be further limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, from any third party with respect thereto.  Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, shall use reasonable efforts to pursue its remedies against applicable insurers, indemnitors or contributors (including, without limitation, the pursuit of indemnification under the Original Purchase Agreement against the Stockholders named therein with respect to the Vogel Litigation).  The amount of Losses otherwise recoverable under Section 7.2 shall be adjusted to the extent to which any Federal, state, local or foreign tax liabilities or benefits are actually realized by Buyer Indemnified Parties or Seller Indemnified Parties by reason of any Loss or indemnity payment hereunder.

(f)            Any liability for indemnification under Section 7.2 shall be determined without duplication of recovery by reason of the same state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.  No Buyer Indemnified Party shall be entitled to indemnification hereunder in respect of all or any portion of a Loss for which the associated obligation or liability has already been taken into account in connection with the Closing Net Working Capital as contemplated in Section 1.2 herein.

7.4           Notice; Payment of Losses; Defense of Claims.  For purposes of this Section 7.4 the term “Indemnifying Party” shall include Buyer or Seller, as applicable, and the term “Indemnified Party” shall include a Buyer Indemnified Party or Seller Indemnified Party, as applicable, with respect to matters arising under Section 7.2.

(a)           An Indemnified Party shall give written notice to the appropriate Indemnifying Party promptly, and in any event not later than twenty (20) days after assertion of any written claim by any third party, specifying in reasonable detail the amount, nature and source of the claim, and including therewith copies of any notices or other documents received from third parties with respect to such claim; provided, however, that failure to give such notice shall not limit the right of an Indemnified Party to recover indemnity or reimbursement except to the extent that the Indemnifying Party suffers any damages as a result of such failure.  The Indemnified Party shall also provide the Indemnifying Party with such further information concerning any such claims as the Indemnifying Party may reasonably request by written notice.

(b)           Within thirty (30) days after receiving notice of a claim for indemnification or reimbursement, the Indemnifying Party shall, by written notice to the Indemnified Party, either (i) concede or deny liability for the claim in whole or in part, or (ii) in the case of a claim asserted by a third party, advise that the matters set forth in the notice are, or will be, subject to contest or legal proceedings not yet finally resolved.  If the Indemnifying Party concedes liability in whole, the Indemnifying Party shall pay the amount of such claim to the Indemnified Party or third party, as applicable.  Any such payment shall be made in immediately available funds equal to the amount of such claim so payable.  If the Indemnifying Party denies liability in whole or in part or advises that the matters set forth in the notice are, or will be, subject to contest or legal proceedings not yet finally resolved, then the Indemnifying Party shall make no payment until a final resolution of the matter is obtained in accordance with this Agreement.

(c)           In the case of any third party claim, if within twenty (20) days after receiving the notice described in the preceding paragraph (a) the Indemnifying Party gives written notice to the Indemnified Party stating that it would be liable in accordance with the provisions hereof for indemnity with respect to such claim if such claim were valid and that it disputes and intends to defend against such claim, liability or expense at its own cost and expense, then counsel for the defense shall be selected and paid for by the Indemnifying Party (subject to the consent of all Indemnified Parties, which consent shall not be unreasonably withheld); provided, however, that the assumption of defense of any such matters by the

Indemnifying Party or Parties shall relate solely to the claim, liability or expense that is subject or potentially subject to indemnification.  In connection with any such assumption of defense by an Indemnifying Party, an Indemnified Party agrees to cooperate with such Indemnifying Party in respect of all reasonable requests and to produce for, or provide access to, copies of any documents, records or information directly related to the proceeding for which indemnification is being provided.  If the Indemnifying Party or Parties assume such defense in accordance with the preceding sentence, they shall have the right, with the consent of such Indemnified Party or Parties, which consent shall not be unreasonably withheld, to settle all indemnifiable matters related to claims by third parties which are susceptible to being settled provided the Indemnifying Party or Parties’ obligation to indemnify such Indemnified Party or Parties therefore will be fully satisfied by payment of money by the Indemnifying Party and the settlement includes a complete release of such Indemnified Party or Parties.  The Indemnifying Party or parties shall keep such Indemnified Party or parties apprised of the status of the claim, liability or expense and any resulting suit, proceeding or enforcement action, shall furnish such Indemnified Party or Parties with all documents and information that such Indemnified Party or Parties shall reasonably request and shall consult with such Indemnified Party or Parties prior to acting on major matters, including settlement discussions.  Notwithstanding anything herein stated, such Indemnified Party or Parties shall at all times have the right to fully participate in such defense at its own expense directly or through counsel; provided, however, if the named parties to the action or proceeding include both the Indemnifying Party or Parties and the Indemnified Party or Parties and representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct the reasonable expense of one separate counsel for such Indemnified Party or Parties shall be paid by the Indemnifying Party or Parties.  If no such notice of intent to dispute and defend is given by the Indemnifying Party or Parties, or if such diligent good faith defense is not being or ceases to be conducted, such Indemnified Party or Parties shall, at the expense of the Indemnifying Party or Parties, undertake the defense of (with counsel selected by such Indemnified Party or Parties), and shall have the right to compromise or settle, such claim, liability or expense, subject to the Indemnifying Party’s consent, not to be unreasonably withheld.  If such claim, liability or expense is one that by its nature cannot be defended solely by the Indemnifying Party or Parties, then such Indemnified Party or Parties shall make available all information and assistance that the Indemnifying Party or Parties may reasonably request and shall cooperate with the Indemnifying Party or Parties in such defense.

7.5           Characterization of Indemnity Payments.  Any indemnification payments made pursuant to this Agreement shall be considered, to the extent permissible under applicable law, as adjustments to the Purchase Price for all Tax purposes.

7.6           Remedies Exclusive.  From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Section 7, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith, other than in relation to any Losses of the kind described in Sections 7.2(a)(iii) and 7.2(b)(iii), and subject always to Section 8.8 hereof.

7.7           Tax Matters.

(a)           Tax Indemnification.

(i)            Seller shall indemnify Buyer and its Affiliates (including the Companies) and hold them harmless from all Losses arising in connection with any Taxes of or imposed upon the Companies for any Pre-Closing Tax Period, and for any obligation of a Company to indemnify or otherwise assume or succeed to a Tax liability of any other person, including under Treasury Reg.  1.1502-6 or any analogous provision of state, local or foreign law, in excess of the amount set forth for such Taxes on the Final Closing Statement, (provided that no indemnification claims may be brought against Seller with respect to Taxes until after delivery of said Final Closing Statement) and (2) any breach of a representation set forth on Section 2.11.

(ii)           Buyer shall bear and indemnify Seller for the cost of all transfer, documentary, stamp, sales, excise, use, registration and other Taxes or recording fees payable in respect of the transfer of the Shares including, without limitation, any real property transfer and gains Taxes.  The parties will cooperate in the filing of Tax Returns related to such Taxes.

(iii)          In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”):  (1) the Taxes of the Companies allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date, provided that exemptions, allowances, deductions, real property taxes and ad valorem taxes that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period; and (2) the taxable period of any partnership or other pass-through entity in which any of the Companies holds a beneficial interest shall be deemed to terminate on the Closing Date.

(b)           Procedures Relating to Indemnification of Tax Claims.

(i)            If one party is responsible for the payment of Taxes pursuant to 7.2(a)(i) or Section 7.7(a) (the “Tax Indemnifying Party”), and the other party (the “Tax Indemnified Party”) receives notice of any deficiency, proposed adjustment, assessment, audit, examination, suit, dispute or other claim (a “Tax Claim”) with respect to such Taxes, the Tax Indemnified Party shall promptly notify the Tax Indemnifying Party in writing of such Tax Claim.  If notice of a Tax Claim is not given to the Tax Indemnifying Party, the Tax Indemnifying Party shall not be liable to the Tax Indemnified Party to the extent that the Tax Indemnifying Party position is actually prejudiced as a result thereof.

(ii)           With respect to any Tax Claim, the Tax Indemnifying Party shall, at its own expense, be entitled to assume and control all proceedings taken in connection with such Tax Claim; provided, however, that Seller and Buyer shall jointly control all proceedings taken in connection with any such Tax Claim if such Tax Claim relates to Taxes for which Buyer or the Companies are liable and Seller or any of its Affiliates is also liable; provided, however, that the Tax Indemnifying Party shall keep the Tax Indemnified Party informed of the progress of all Tax Claims and shall provide copies of all written communications with any Governmental Entity related to such Tax Claims and that the Tax Indemnified Party shall be entitled to participate, at its own expense, in any Tax Claim.  Despite the forgoing, Buyer shall have the sole right at its expense, to control any Tax Claim relating to any Straddle Period, provided however that Seller shall be entitled to participate, at its own expense, in such Tax Claim and shall be entitled to all rights and information provided to a Tax Indemnified Party pursuant to this Section 7.7(b)(ii).

(iii)          The Tax Indemnified Party and each of its Affiliates shall cooperate with the Tax Indemnifying Party in contesting any Tax Claim, which cooperation shall include the retention and (upon the Tax Indemnifying Party’s request) the provision to the Tax Indemnifying Party of records and information which are reasonably relevant to such Tax Claim, executing powers of attorney to the extent necessary to effectuate the provisions of this Section and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder or to testify at proceedings relating to such Tax Claim.

(iv)          The Tax Indemnified Party shall not settle or otherwise compromise any Tax Claim without the Tax Indemnifying Party’s prior written consent.  The Tax Indemnifying Party shall not settle a Tax Claim without the consent of the Tax Indemnified Party if such settlement could reasonably be expected to have an adverse effect on Buyer in a Post-Closing Tax Period.

(v)           The provisions of this Section 7.7(b) (and not Section 7.4) shall apply to Tax Claims.

(c)           Responsibility for Preparation and Filing of Tax Returns and Amendments.

(i)            For any taxable period of the Companies that includes (but does not end on) the Closing Date, Buyer shall timely prepare and file with the appropriate authorities all Tax Returns required to be filed and shall pay all Taxes due with respect to such Tax Returns; provided that, with respect to such Tax Returns, Seller shall reimburse Buyer for any amount owed by Seller pursuant to Section 7.7(a)(i).  Such Tax Returns shall be prepared in good faith on a basis consistent with past practices, except as required by law.  Buyer shall furnish such Tax Returns to Seller for its review and comment at least twenty (20) days prior to the due date for filing such Tax Returns, and Seller shall remit to Buyer the amount of Taxes that is the responsibility of Seller, pursuant to Section 7.7(a)(i) with respect to such Tax Return at least three (3) days prior to such due date.

(ii)           For any Tax period ending on or prior to the Closing Date, Seller shall timely prepare and Buyer or Seller, as appropriate, shall timely file with the appropriate authorities all Tax Returns required to be filed.  All such Tax Returns shall be prepared on a basis consistent with past practice, except as required by law.  Seller shall remit to Buyer any amount owed by Seller with respect to such returns pursuant to Section 7.7(a)(i) 3 days prior to the due date of such return (taking into account any extensions thereof).  Any such Tax Return shall be furnished by Seller to Buyer or the appropriate Company for its review and comment at least twenty (20) days prior to the due date for filing such Tax Returns. Buyer and Seller agree to cause the Companies to file all Tax Returns for the period including the Closing Date on the basis that the relevant taxable period ended as of the close of business on the Closing Date, unless the relevant Taxing authority will not accept a Tax Return filed on that basis.

(iii)          Buyer shall not amend any Tax Return for any Tax period ending on or prior to the Closing Date if such amendment could reasonably be expected to result in any liability to Seller under Section 7.7(a), without the prior written consent of Seller, which consent shall not be unreasonably withheld.  If Seller requests, Buyer shall amend any income Tax Return for a Tax period ending on or prior to the Closing Date in order to carry back losses relating to deductions reflected on the income tax returns of the Companies for the portion of Tax year 2006 ending on the Closing Date.  All refunds with respect to a Tax Period ending on or prior to the Closing Date (or the portion of any Tax period attributable to a period prior to and including the Closing Date) that are not taken into account in determining New Working Capital shall be paid to Seller in immediately available funds within 5 (five) days of receipt by the Companies, Buyer or any of their Affiliates and agents; provided that Seller shall not be entitled to the amount of such refunds to the extent that such refunds result solely from the carryback of losses or other tax attributes attributable to a post-Closing Tax period.

(d)           Cooperation.  Each of Seller, the Companies, and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives reasonably to cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes and audits and other Tax proceedings with respect to all taxable periods.

SECTION 8.         GENERAL

8.1           Amendments, Waivers and Consents.  For the purposes of this Agreement and all agreements executed pursuant hereto, no course of dealing between or among any of the parties hereto and no delay on the part of any party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof.  No provision hereof may be waived otherwise than by a written instrument signed by the party or parties so waiving such covenant or other provision.  No amendment to this Agreement may be made without the written consent of the each of the parties.

8.2           Governing Law.  This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of New York, without giving effect to conflict of laws principles thereof.

8.3           Section Headings and Gender.  The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof.  The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, and vice versa, as the context may require.

8.4           Counterparts.  This Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

8.5           Fees and Expenses.  Each of the parties hereto shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement and the agreements entered into in connection herewith, including, without limitation, all fees and expenses of attorneys, accountants, tax advisors, brokers and investment bankers.

8.6           Notices and Demands.  Any notice or demand which is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes when delivered by hand, or sent by facsimile (receipt confirmed), or five (5) days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested, or two (2) days after being sent by overnight delivery providing receipt of delivery, to:

(a)           if to Seller, to Chief Executive Officer, Santana Holdings, LLC, 1300 Meylert Avenue, Scranton, Pennsylvania 18509, facsimile:  (570) 348-2959, or at such other address designated by Seller to Buyer in writing (with a copy to Doug H. Gilbert, Winston Partners Group, 1750 Tysons Blvd., Suite 200, McLean, VA 22102, facsimile:  (703) 905-9019, and Brett L. Prager, Theo Capital, LLC, 140 Parsonage Hill Road, Short Hills, NJ 07078, facsimile:  (240) 218-6272, and Stuart L. Rosenthal, Esq., c/o Goodwin Procter LLP, 599 Lexington Avenue, New York, NY 10022, facsimile:  212-355-3333)); and

(b)           if to Buyer, to Chief Executive Officer, Compression Polymers Holding Corporation, 801 Corey Street, Scranton, Pennsylvania 18505, facsimile:  (570) 346-8797), or at such other address designated by Buyer to Seller in writing (with a copy to Christopher Ewan, Esq, c/o (c) Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004-1980, facsimile:  (212) 859-4000)).

8.7           Jurisdiction and Venue.  Each of the parties submits to the exclusive jurisdiction of any federal court sitting in New York, New York, in any action or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the action or proceeding may be heard and determined in any such court and agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court.  Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto.  Each party agrees that service of summons and complaint or any other process that might be served in any action or proceeding may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 8.6.  Each party agrees that a final, non-appealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law.

8.8           Remedies; Severability.  It is specifically understood and agreed that any breach of the provisions of this Agreement by any Person subject hereto will result in irreparable injury to the other parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other remedies which they may have, such other parties may enforce their respective rights by actions for specific performance (to the extent permitted by law).  Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision (or part thereof) of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision (or part thereof) shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

8.9           Integration.  This Agreement, including the exhibits, schedules, documents and instruments referred to herein or therein, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

8.10         Assignability; Binding Agreement.  This Agreement may not be assigned by any party hereto without the prior written consent of each other party hereto; provided, however, that Buyer may assign, at its election, all or any part of its rights under this Agreement (including the right to acquire the Shares) to a direct or indirect wholly-owned subsidiary, but no such assignment referred to in this proviso shall relieve Buyer of any its obligations hereunder.  This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors, heirs, executors, administrators and permitted assigns, and no others.  Notwithstanding the foregoing and except as provided in Section 8, nothing in this Agreement is intended to give any Person not named herein the benefit of any legal or equitable right, remedy or claim under this Agreement, except as expressly provided herein.

8.11         Waiver of Jury Trial.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

SECTION 9.         CERTAIN DEFINITIONS

For purposes of this Agreement, the term:

(a)           “Affiliate” of a Person shall mean (i) with respect to an individual, any member of such Person’s family; (ii) with respect to an entity, any officer, director, stockholder, partner, member or employee of such entity; and (iii) with respect to an individual or entity, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person.

(b)           “Business” shall mean the business in which Seller and the Companies are presently engaged as of the date of this Agreement.  This business shall include, without limitation, the production, marketing and sale of plastic bathroom and locker room partitions and plastic lockers, whether or not Seller or any of the Companies is presently selling such products as of the date of this Agreement.

(c)           “Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short term investments) of the Companies in accordance with GAAP on the Closing Date.

(d)           “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(e)           “Documents” means this Agreement and the Escrow Agreement.

(f)            “Escrow Asset” shall mean the cash escrow pursuant to the Escrow Agreement by and among Seller, Holdings, Santana, MTL Holdings, Inc. and Michael J. Lynch and established by Seller in connection with its purchase of the Companies’ business from its former owner.

(g)           “GAAP” means generally accepted accounting principles as in effect in the United States on the date of this Agreement, applied on a consistent basis.

(h)           “Governmental Authority” means the government of the United States of America and any state, commonwealth, territory, possession, county, or municipality thereof, or the government of any political subdivision of any of the foregoing, any foreign government, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

(i)            “Indebtedness” means the amount of all (i) outstanding indebtedness of borrowed money, (ii) capitalized leases, (iii) other debt of the Company required to be disclosed on a balance sheet prepared in accordance with GAAP (excluding current liabilities taken into account in the Net Working Capital Adjustment), (iv) fees and prepayment penalties related to the repayment of any such debt, (v) buy-out or break-up fees in any customer contract, supplier contract, lease or other contract to the extent they are triggered as a result of the consummation of transactions contemplated hereby, (vi) employee severance obligations, if any, of those persons listed on Schedule 9(i), if and to the extent that the transactions contemplated by this Agreement are consummated and Buyer delivers written notice to Seller prior to the Closing that it will not employ any of such persons as contemplated in Section 4.11, (vii) Seller Expenses and (viii) obligations of a third party of the type referred to in clauses (i) through (vii) of this sentence to the extent guaranteed by the Company.

(j)            “Knowledge of Seller/Seller’s Knowledge” means the actual knowledge, after due inquiry, of a fact or circumstance, by any of John Corso, Patrick Sheridan or Ronald Smith.

(k)           “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind.

(l)            “Original Purchase Agreement” shall mean that certain Contribution and Asset Purchase Agreement, dated as of November 30, 2004, by and between the Company, Holdings, the Seller, MTL Holdings, Inc. (f/k/a Santana Products, Inc., a Virginia corporation) and the stockholders named therein (the “Stockholders”).

(m)          “Permitted Liens”  means, collectively, (i) the Liens set forth on Schedule 9(m), (ii) mechanics, materialmens’ and other Liens which have arisen in the ordinary course of business, (iii) Liens, which, in the aggregate, are not reasonably likely to impair, in any material respect, the continued use of such asset or property and (iv) Liens on taxes not yet due and payable.

(n)           “Person” means an individual, corporation, partnership, association, trust or any unincorporated organization.

(o)           “Post-Closing Tax Period” means, with respect to the Companies, any Tax period commencing after the Closing Date and the portion of any Straddle Period commencing after the Closing Date.

(p)           “Pre-Closing Tax Period” means, with respect to the Companies, any Tax period (or portion thereof) ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

(q)           “Seller Expenses” means (A) all fees, costs, charges, expenses and obligations that are incurred by any of the Companies in connection with or relating to the consummation of the transactions contemplated by this Agreement, plus (B) any fees payable by any of the Companies to Winston Partners and/or its Affiliates (other than its portfolio companies), plus (C) any broker’s, finder’s, investment banker’s, financial advisor’s or similar fee payable by any Company in connection with this Agreement or any of the transactions contemplated hereby, plus (D) without duplication of amounts included in Section 9(i)(vi) and not including any arrangements put in place by Buyer, any amounts payable by any Company to any of their officers, directors or employees in the nature of a “change of control”, closing bonus or similar payment as a result of the signing of this Agreement or the completion of the transactions completed hereby.

(r)            “Subsidiary” means any corporation more than fifty (50%) percent of whose outstanding voting securities, or any partnership, limited liability company joint venture or other entity more than fifty percent (50%) of whose total equity interest is directly or indirectly owned by such Person.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed and delivered by their proper and duly authorized representatives as of the day and year first above written.

SELLER:

SANTANA HOLDINGS, LLC,

By:	/s/ JOHN L. CORSO
	Name:	John L. Corso
	Title:	President and Chief Executive Officer

BUYER:

COMPRESSION POLYMERS HOLDING CORPORATION

By:	/s/ JOHN R. LOYACK
	Name:	John R. Loyack
	Title:	President

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